



FANVESTOR

WELCOME TO FAN OWNERSHIP

FanVestor is an innovative data-driven platform where accredited and non-accredited fans become investors supporting their favorite celebrities, artists and athletes.

INVEST NOW!

Please refe r to disclosers he rein be low

00 :56

INVEST NOW!

MINIMUM INVESTMENT

$300

TARGET MINIMUM

$250,000

MAXIMUM RAI SE

Help

$7.07M

HIGHLIGHTS

COMPANY

- Winner of the 2020 FinTech Breakthrough Award for Crowdfunding Innovation
- FanVestor is collaborating with top talent brands including The Jonas Brothers, DJ Khaled, the LA Dodgers, Ryan Seacrest, Paul Oakenfold, Hamilton the Musical and more, plus partnerships with iHeartMedia, Quintessentially, and HSBC
- FanVestor has previously raised $2.SM paid-in capital in the company, and is now raising Reg CF - SAFE Note with up to 15% discount to the next financing round
- Revenue target of$100M by 2023 across all of our product offerings , growing at a CAGR of at least 50% through the next 3 years
- Team is stacked with highly respected and experienced leaders in the media entertainment industry as well as capital markets, with multiple IPOs and successful exits - each of whom has taken a personal financial stake in FanVestor, in addition to sweat equity

CURRENT COLLABORATIONS



OVERVIEW

FanVestor is a micro-securitization platform that plans to allow accredited and non-accredited fans to invest in their favorite talent brands. Athletes , artists and media entertainment celebrities have become super brands, leveraging their social media following to activate their fan base in support of their personal projects and business endeavors .

With FanVestor , these talent brands now have a platform that allows them to raise capital (within regulatory constraints) for various projects and offer exclusive benefits to their fans for their associated participation . Robinhood , a pioneer of commission-free investing, gave retail investors an easy path to invest in their favorite publicly traded brands, while Instagram gave fans a glimpse into the inner world of their favorite celebrities. FanVestor leverages these two concepts in harmony, providing fans an opportunity to invest in their favorite celebrities and also buy exclusive perks.

Unlike traditional crowd-funding platforms, with FanVestor , fans make an actual financial investment with the possibility of receiving future dividends, equity, as well as exclusive rewards and experiences such as priority access, merchandise, and other benefits. FanVestor is supported by a deep network of licensed finance professionals and accredited organizations.

The FanVestor team is stacked with highly respected and experienced media entertainment industry and finance veterans, with multiple IPOs and successful exits. The company is leadership is spearheaded by Michael Golomb (CEO), Larry Namer (COO), and Naji Bekha zi (EVP Engineering and Products), with active support from a tremendous group of advisory board members , highlighted by Marty Pompadur - Former head of ABC TV Network and Head ofNewsCorp Euro pe, Phil M. Quartararo - Former CEO of Warner Brothers Music, EMI

Records and Virgin Records, Yobie Benjamin - Former Global CTO of Citigroup and Chief Strategy Officer at Ernst & Young, Bryan Goldberg- Founder of Bleacher Report, Bustle, Gawker, Elite Daily, Mic, The Outline, & The Zoe Report, and Anya Goldin - Former 17-year Latham & Watkins equity partner.

COMPANY PITCH DECK

Download Pitch Deck (htt ps://directcf.com/ wp-content/ uploads/ 2020/ 10/FANVESTOR-COMPANY-DECK-OCT-2020.pdf)



INNOVATIVE PRODUCT



How FanVestor Works
REGULATED SECURITIZATION PLATFORM AND MARKETPLACE FOR SECURITIES AND PERKS
ACCREDITED & NON-ACCREDITED FANS INVEST IN THEIR CELEBRITY HEROES
SUPER FAN
ISSUED SECURITIES
CELEBRITY PROJECT
FANVESTOR PLATFORM
FANVESTOR MARKETPLACE
FAN
DELIVERED PERKS

INST[AI) OF RELYING ON OOSTLYADIIERTISING. FAN\fESTOR CAMPAIGNS ARE Ut,IIQUEI.Y PROMOTU >lli OI.IGH Ttf TRIJ$TW VOIC OFlliE 5POt-ISORIN<; CEUB!UTY

FanVestor's all-in-platform for fan investing and fan commerce offers exclusive experiences & product offerings - both products (virtual and physical) and experiences + tiered levels of rewards for both commercial and charitable projects that can be attached to SEC regulated securities or offered to fans/followers in separate opportunities .

FanVestor's next-generation level of data science sophistication enables our platform to collect valuable information that delivers key data insights, such as purchasing habits, key demographics, and other critical understandings of the talent's fan base. Talent can access a robust analytics system and communications tools

to personalize messaging, target segments of fans, and retarget to further monetize pro je cts.

With a deeper engagement, fans make emotional investments in categories they love, driven by social media and marketing - now they can "Invest with Heart"™ - owning an interest in the celebrities that they love and enabling everyone - including unaccredited investors - to become more connected to the lives of talent, musicians or athletes.

FanVestor's business model focuses on the discrete markets of funding talent brands, and is unique to the marketplace. While companies such as StartEngine, Republic, or Kickstarter offer web-driven crowdfunding, FanVestor takes advantage of the recent changes in regulations and tech innovation such as:

- Jobs Act/compliance - creating accredited financial investment by non-accredited investors democratizing capital markets
- Sanctioned by the SEC and FINRA

The FanVestor platform is also social media brand agnostic (TikTok, JG, FB, etc.) - meaning any established talent, musician, athlete, entertainment or sports organization can raise capital from their direct and indirect social media followers using the FanVestor technology. The platform will offer SEC approved investment offerings, micro-securitization, and innovative rewards. Our target market is first and foremost catered to celebrities and their fan base, using the trusted voice of the celebrities across all of their social media channels to actively amplify and promote projects, increasing our project conversions . Not only is this an untapped market with massive potential, but our application also leverages the social integrations and followers of celebrities across multiple social media platforms, and then layers the data enrichment concept to grow our platform user base. Other platforms do not take this approach (integrations with multiple social platforms), and must rely on traditional marketing and big budgets to promote offerings / products.

Competitive Landscape

Competitive Landscape

	FANVESTOR	Morgan Stanley	PATREON	[illegible]	[illegible]
Regulated Securities (Debt, Equity, Asset-Backed)	✔	✔		✔	✔
Perk Offerings (Virtual + Physical Goods)	✔		✔		
Cross-Border/Global Participation	✔		✔	✔	✔
Investment Liquidity (Cash Out)	✔	✔			
Sweepstakes & Charity Auctions	✔		✔		
Alternative Securities Marketplace	✔			✔	✔
Fractional Ownership	✔			✔	✔
Deep Data Insights for Brands	✔				
Direct Fan Engagement + Emotional Participation	✔		✔		✔
FUNDRAISING VENUE OF AN ELITE BRAND	✔	✔			

OPPORTUNITY


A Massive Market Opportunity
FANVESTOR GIVES CELEBRITIES THE POWER TO PUT FANS DIRECTLY ON THEIR CAP TABLE AND CREATE A MARKETPLACE AROUND THEIR BRANDS
MUSIC
$130B
SPORTS
$620B
ESPORTS
$180B
TV/FILM
SI36B
ART
S67B
FASHION
$75B .B

FanVestor is initially focused on Music($130B), Sports ($620B),ESports ($1SOB) and the TVFilm ($136B) markets, and will soon be expanding to Fashion ($758B) and Art ($67B) . The global Crowdfunding market was valued at $10.2 billion (USD) in 2018, and is expected to reach $28.8 billion (USD) by the end of 2025, growing at a CAGR of 16% between 2018 and 2025.

FanVestor's revenue target is $1OOM by 2023, across all of our product offerings, growing at a CAGR of at least 50% through the next 3 years

We are also planning a global expansion with local presence in the USA/Latin America and Western Europe regions (Los Angeles, New York, Miami, London). We have already engaged in early stage discussions with media and entertainment leaders in emerging markets (Korea, Japan, China, Russia/Eastern Europe, and Middle East) around our white-label product offering to provide localized solutions in those markets.


The Time Is Now
SOCIAL MEDIA DRIVES COMMERCE
REGULATORY FRAMEWORK HAS CAUGHT UP
INDEPENDENT EXAMPLES HAVE BEEN SUCCESSFUL
FANVESTOR HAS THE IDEAL COMBINATION OF TECH, FINANCE, AND ENTERTAINMENT INDUSTRY EXPERIENCE TO WIN THIS MARKET

MANAGEMENT TEAM



(https://directcf.com//wp-content/uploads/2020/09/Team-Michael-Copy-of-KBv11 0Uw-removebg-preview.png)

MICHAEL GOLOMB

Founder & CEO, Board Chairman

- 4 successful exits, 2 IPOs and 5 publicly traded companies
- Co-President/Co-Founder Mayak RE (JV with Morgan Stanley/MCP PE)
- CFO at DZSI (NASDAQ); Trimble Navigation (NASDAQ)

Read More



(https://di rectcf.com//w p-content/u pload s/2020/09/Tea m-La rry.pn g)

LARRY NAMER

COO & Board Member

- Co-founder ofE! Entertainment Television and Movies USA Magazine;
- Group Vice Chairman of Cable TV Owner, Metan Global Entertainment Group
- 50 years professional experience in television, film, live events and digital media

Read More



(https://di rectcf.co m//w p-content/u ploads/2020/09/Tea m-N aji-

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NAJI BEKHAZI

EVP, Engineering & Product

- 2 successful exits
- 13 years with Synopsys as VP Engineering, Numerical Technologies
- Founder/CEO - Wasche - an on-demand B2C service provider for the automotive industry

Read More

SELECT ADVISORS AND BOARD MEMBERS

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GOLDINJ pg)

ANYA GO LDIN

Former 17-year Latham & Watkins equity partner and Board Member at public & private companies

 (https://directcf.com//wp-content/upload s/2020/09/*IT*eam-Copy-of-BRYAN-

GOLDBERG.jpg)

BRYAN GOLDBERG

CEO & Founder of Bustle, Gawker, Elite Daily, Mic, The Outline, and The Zoe Report. Co-founder Bleacher Report

 (https://directcf.com//wp-content/uploads/2020/09/Team-Copy-of-MARTY-

POMPADURjpg)

MARTY POMPADUR

Former head of ABC TV Network and Head ofNewsCorp Europe

 (https://directcf.com//wp-conte nt/uploads/2020/09/*IT*eam-Copy-of- PHIL-M. -

QUARTARAROjpg)

PHIL M. QUARTARARO

Former CEO of Warner Brothers Music, EM! Records and Virgin Records



(https://directcf.com//wp-content/uploads/2020/09/Team-Copy-of-YOBIE-BENJAMIN.jpg)

YOBIE BENJAMIN

Former Global CTO of Citigroup and Chief Strategy Officer at Ernst & Young

PRESS

yahoo/finance

(https://finance.yahoo.com/news/bleacher-report-co-founder-bryan-140300252.html)

Medium

(https://medium.com/@michaelgolomb/breaking-the-rules-how-fanvestor-is-changing-the-game-in-fan-investing-and-commerce-6b6599b08623)



(https://www.broadwayworld.com/bwwtv/article/FanVestor-Taps-E-Founder-Larry-Namer-as-Chief-Operating-Officer-20200910)



(https://www.businesswire.com/news/home/20200727005145/en/iHeartMedia-Los-Angeles-Partners-Fan Vestor-Fan-Investing)

- FanVestor Taps E! Founder Larry Namer as Chief Operating Officer (https://www.broadwayworld.com/bwwtv/article/FanVestor-Taps-E-Founder-Larry-Namer-as-Chief-Operating-Officer-20200910)
- iHeartMedia Los Angeles Partners with FanVestor, the Fan Investing and Fan Commerce Leader, for a Series of Fan-Inspired Charitable Sweepstakes (https://www.businesswire.com/news/home/2020072700514S/en/iHeartMedia-Los-Angeles-Partners-FanVestor-Fan-Investing)
- FanVestor™ and HSBC Partner to Bring New Brand Investment Opportunities to a Global Fanbase (https://finance.yahoo.com/news/fanvestor-hsbc-partner-bring-brand-131800668.html)
- FanVestor™ Announces Advisory Board Members: Former News Corp Exec Marty Pompadur, E! Entertainment Co-founder Larry Namer, and Former Virgin Records CEO Phil Quartararo (https://finance.yahoo.com/news/fanvestor-announces-advisory-board-members-120600619.html)
- Bleacher Report Co-Founder Bryan Goldberg Joins FanVestor™ Advisory Board with Former Latham & Watkins "Super Lawyer" Anya Goldin and Venture Investor Yobie Benjamin, Former Global Chief Technology Officer for Citibank (https://finance.yahoo.com/news/bleacher-report-co-founder-bryan-140300252.html)
- Fanvestor™ Pledges Alternative Financing for Music Industry at Family Tree Entertainment's 9th Annual Pre-Grammy Manager's Brunch and Paul Oakenfold's Late-Night After Grammy Party (https://finance.yahoo.com/news/fanvestor-pledges-alternative-financing-music-160600909.html)
- Invest with Heart™: How FanVestor is Leveling the Playing Field for Entertainment and Sports (https://medium.com/@michaelgolomb/invest-with-heart-how-fanvestor-is-leveling-the-playing-field-for-entertainment-and-sports-8f075d936733)
- Breaking the Rules: How FanVestor is Changing the Game in Fan Investing and Commerce (https://medium.com/@michaelgolomb/breaking-the-rules-how-fanvestor-is-changing-the-game-in-fan-investing-and-commerce-6b6599b08623)

the Game in Fan Investing and Commerce

- FanVestor to Collaborate with Media Giant iHeartMedia for Pandemic Relief and Beyond (htt ps:/ / medium.com/ @michaelgolomb/fanvestor-to-collaborate-with-media-giant-iheartmedia-for-pand emic-relief-and-beyond-cb362f91 c9bd)

TERMS

- Max Raise: $1,070,000
- Previously raised paid-in capital in the company: $2,500,000
- Target Minimum: $250,000
- Planned Use of Proceeds: Sales & Marketing - $400,000; R&D / Product - $350,000; Operations/G&A/Compliance - $I70,000; Cost of Reg CF offering : $150,000
- Perks (Individual investment size):
  - Investments of$1,000- $9,999 receive a SAFE 5% discount
  - Investments of$10,000- $14,999 receive a SAFE 10% discount
  - Investments of$15,000+ receive a SAFE 15% discount

DOCUMENTS

(https://www.sec.gov/Archives/edgar/data/179

Form C (htt ps:/ / www .sec.gov/ Archives/edgar/data/ 1799034/000I 64460020000022/FanVestorFormC.pdf)



(https://portal.crowdcheck.com/#/report/view/546)

Crowdcheck Report

(https :/ / portal.crowdcheck.com/ #/ report/ view/ 546)

USE OF PROCEEDS

Percent Allocation After Offering Expenses for a $250,000 Raise

Business Development, Sales & Marketing

31.25%

Engineering & Product

31.25%

Compliance, Operation G&A

37.5%

Percent Allocation After Offering for a $1,070,000 Raise

Business Development, Sales & Marketing

33.33%

Engineering & Product

25%

Compliance, Operation G&A

41.67%

DISCUSSION

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FAQ

COMMON INVESTOR QUESTIONS

7. Why invest in startups?()

Crowdfunding allows investors to support startups and early-growth companies that they are passionate about. This is different from helping a company raise money on Kickstarter. With Regulation CF Offerings, you aren't buying products or merch. You are buying a piece of a company and helping it gro w.

+ 2. What types of securities can I buy on DirectCF? ()

+ 3. How much can I invest?()

+ 4. How do I calculate my net worth?()

+ 5. What are the tax implications of an equity crowdfunding investment?()

+ 6. Who can invest in a Regulation CF Offering? ()

+ 7. What do I need to know about early-stage investing? Are these investments risky?()

+ 8. When will I get my investment back?()

+ 9. Can I sell my shares?()

+ 70. What information does DirectCF collect from Issuers related to their offering?()

+ 77. What happens if a company does not reach their funding goal?()

+ 72. Ho w can I learn more about a Companies' offering?()

+ 73. How do I contact someone at DirectCF? ()



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